PREFERREDAPARTMENT | **COMMUNITIES**®
★ ★ ★ ★ ★

FOURTH QUARTER 2012

Supplemental Financial Data

ASHFORD PARK A PREFERRED APARTMENT COMMUNITY

Atlanta, GA



Preferred Apartment Communities
3625 Cumberland Blvd, Suite 400
Atlanta, GA 30339
770.818.4100

www.pacapts.com

Table of Contents

Preferred Apartment Communities, Inc.

Preferred Apartment Communities, Inc. (NYSE MKT: APTS), or the Company, is a Maryland corporation formed primarily to acquire and operate multifamily properties in select targeted markets throughout the United States. As part of our business strategy, we may enter into forward purchase contracts or purchase options for to-be-built multifamily communities and we may make mezzanine loans, provide deposit arrangements, or provide performance assurances, as may be necessary or appropriate, in connection with the construction of multifamily communities and other properties. As a secondary strategy, we also may acquire or originate senior mortgage loans, subordinate loans or mezzanine debt secured by interests in multifamily properties, membership or partnership interests in multifamily properties and other multifamily related assets and invest not more than 10% of our total assets in other real estate related investments, as determined by our manager as appropriate for us. We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our tax year ended December 31, 2011.

Forward-Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Estimates of future earnings and performance are, by definition, and certain other statements in this Supplemental Financial Data Report may constitute, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or transactions to be materially different from the results, performance, achievements or transactions expressed or implied by the forward looking statements. Factors that impact such forward looking statements include, among others, our business and investment strategy; legislative or regulatory actions; the state of the U.S. economy generally or in specific geographic areas; economic trends and economic recoveries; our ability to obtain and maintain debt or equity financing; financing and advance rates for our target assets; our leverage level; changes in the values of our assets; availability of attractive investment opportunities in our target markets; our ability to maintain our qualification as a real estate investment trust, or REIT, for U.S. federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended; availability of quality personnel; our understanding of our competition; and market trends in our industry, interest rates, real estate values, the debt securities markets and the general economy.

Except as otherwise required by the federal securities laws, we assume no liability to update the information in this Supplemental Financial Data Report.

We refer you to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the twelve months ended December 31, 2011 that was filed with the Securities and Exchange Commission, or SEC, on March 15, 2012, which discusses various factors that could adversely affect our financial results. Such risk factors and information may be updated or supplemented by our subsequent Form 10-Q and Form 8-K filings and other documents filed from time to time with the SEC.

Highlights of the fourth quarter 2012 (and subsequent events):

- Recorded Adjusted Funds From Operations Attributable to Common Stockholders, or AFFO, of $1,002,352 and net cash provided by operating activities of approximately $1,156,000 for the three-month period ended December 31, 2012. [1]

- On January 17, 2013, we closed on a private placement transaction in which we issued 40,000 shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock ("Series B Preferred Stock") for a purchase price of $1,000 per share, and collected proceeds of approximately $37.6 million, net of commissions. Each outstanding share of Series B Preferred Stock will be converted to approximately 143 shares of Common Stock at a conversion ratio of $7.00 per share following approval of such conversion by the holders of our Common Stock. The Series B Preferred Stock pays dividends at the same rate as those declared on our Common Stock, based on an as-converted basis.

- On January 23, 2013, we acquired three multifamily communities: McNeil Ranch, a 192 unit community in Austin, Texas, for approximately $21.0 million; Lake Cameron, a 328 unit community in Raleigh, North Carolina, for approximately $30.4 million; and Ashford Park, a 408 unit community in Atlanta, Georgia for approximately $39.4 million. These three additional properties added 928 units to our portfolio, which now total 1,693 units. We financed these acquisitions utilizing proceeds from the Series B Preferred Stock transaction described above.

- On January 24, 2013, we refinanced our three newly-acquired properties with seven-year, nonrecourse mortgage financing, which totaled approximately $59.0 million. Fixed rate, interest-only payments of 3.13% per annum are due monthly through February 28, 2018.

- Other than with regard to our $15.0 million revolving credit facility, we continue to hold no debt at the Company or operating partnership levels, have no cross-collateralization of our real estate assets, and have no contingent liabilities at the Company or operating partnership levels with regard to our secured mortgage debt on our communities.

- Declared a quarterly dividend on our Common Stock of $771,616, or $0.145 per common share, which was paid on January 15, 2013 to all common stockholders of record as of December 31, 2012. This represents a 16% overall increase in our Common Stock dividend since our IPO and an annualized dividend growth rate of 10.6%.

- Declared and paid monthly dividends of $5.00 per share on our Series A Redeemable Preferred Stock, which totaled $208,062 for the three-month period ended December 31, 2012 and represents a 6% annual yield.

- Our net cash provided by operating activities was more than sufficient to fund our fourth quarter dividends on our Common Stock and our Series A Redeemable Preferred Stock.

- On February 7, 2013, we declared a quarterly dividend on our Common Stock of $0.145 per common share, which is payable on April 22, 2013 to all common stockholders of record as of March 28, 2013 and on our Series B Preferred Stock on an as-converted basis, pro rata from January 16, 2013 to March 31, 2013.

AFFO guidance:

We currently project AFFO to be in the range of $875,000 - $1,050,000 for the first quarter of 2013.[2]

[1]   See Reconciliation of Funds From Operations Attributable to Common Stockholders and Adjusted Funds From Operations Attributable to Common Stockholders to Net Income (Loss) Attributable to Common Stockholders and Definitions of Non-GAAP Measures on pages 6 and 11.

[2]   Guidance on projected AFFO for the first quarter of 2013 excludes any proceeds from any additional shares of our Series A Redeemable Preferred Stock or other securities that we may issue and potential dividends to be paid on those securities.

Preferred Apartment Communities, Inc.
Consolidated Statements of Operations
(Unaudited)

		Twelve months ended December 31,		
		2012		**2011**
Revenues:				
Rental revenues (See note 1)	$	9,102,757	$	6,199,946
Other property revenues		1,128,902		700,512
Interest income on loans and notes receivable		2,259,576		250,245
Total revenues		12,491,235		7,150,703
Operating expenses:				
Property operating and maintenance		2,370,398		1,591,962
Property management fees		410,046		276,358
Real estate taxes		753,737		519,500
General and administrative		178,922		141,078
Depreciation and amortization		3,595,298		8,238,444
Acquisition costs		912		1,680,432
Organizational costs		1,593		172,395
Insurance		173,270		111,900
Professional fees		339,681		380,382
Other		150,931		109,655
Total operating expenses		7,974,788		13,222,106
Operating income (loss)		4,516,447		(6,071,403)
Management fees		822,723		505,441
Insurance		166,757		167,689
Interest expense		2,504,679		1,514,581
Equity compensation to directors and executives		1,251,216		238,153
Other (income), net		(82,298)		(1,843)
Net loss		(146,630)		(8,495,424)
Less consolidated net loss attributable to non-controlling interests		-		-
Net loss attributable to the Company		(146,630)		(8,495,424)
Dividends to preferred stockholders		(450,806)		-
Earnings attributable to unvested restricted stock		(17,094)		(9,750)
Net loss attributable to common stockholders	$	(614,530)	$	(8,505,174)
Dividends declared on Common Stock	$	2,080,357	$	1,940,078
Net loss per share of Common Stock attributable to common stockholders, basic and diluted	$	(0.12)	$	(2.23)
Weighted average number of shares of Common Stock outstanding, basic and diluted		5,172,260		3,822,303

**Reconciliation of Funds From Operations Attributable to Common Stockholders and
Adjusted Funds From Operations Attributable to Common Stockholders
to Net Income (Loss) Attributable to Common Stockholders**

		Three months ended:		
		12/31/2012		**12/31/2011**
Net income (loss) attributable to the Company		$ 415,675	$	(1,180,873)
Less: Preferred stock dividends		(208,062)		-
Earnings attributable to unvested restricted stock		(4,792)		(3,250)
Net income (loss) attributable to common stockholders		202,821		(1,184,123)
Add: Depreciation of real estate assets		790,232		966,888
Amortization of acquired intangible assets		-		838,893
Funds from operations attributable to common stockholders		**993,053**		**621,658**
Add: Organization costs		-		78,023
Non-cash equity compensation to directors and executives		330,009		80,651
Amortization of loan closing costs (See note 2)		102,539		21,494
Depreciation/amortization of non-real estate assets		4,662		6,821
Net mezzanine loan fees received (See note 3)		48,921		-
Less: Non-cash mezzanine loan interest income (See note 3)		(446,026)		(4,398)
Normally recurring capital expenditures (See note 4)		(30,806)		(29,504)
Adjusted funds from operations attributable to common stockholders		**$ 1,002,352**	**$**	**774,745**
Common Stock dividends:				
Declared		$ 771,616	$	646,916
Per share		$ 0.145	$	0.125
Weighted average shares outstanding - basic [(A)]		5,181,708		5,148,488
Weighted average shares outstanding - diluted [(A)]		5,320,962		5,174,488
Actual shares outstanding, including 33,046 and 26,000 unvested shares of restricted Common Stock at December 31, 2012 and 2011, respectively		5,321,490		5,175,325

(A) Since our AFFO results are positive for the periods reflected above, we are presenting recalculated diluted weighted average shares for these periods for purposes of this table, which includes the dilutive effect of common stock equivalents from grants of the Company's Class B Units granted in the Operating Partnership, as well as annual grants of restricted Common Stock. The weighted average shares outstanding presented on the Consolidated Statements of Operations are the same for basic and diluted since we recorded a net income (loss) available to common stockholders for the periods presented.

See Notes to Reconciliation of Funds From Operations Attributable to Common Stockholders and Adjusted Funds From Operations Attributable to Common Stockholders to Net Income (Loss) Attributable to Common Stockholders on page 7.

Notes to Consolidated Statements of Operations and Reconciliation of Funds From Operations Attributable to Common Stockholders and Adjusted Funds From Operations Attributable to Common Stockholders to Net Income (Loss) Attributable to Common Stockholders

1) Rental and other property revenues and expenses for the twelve-month period ended December 31, 2011 are comprised of activity from the dates of acquisition (April 15, 21, and 29, 2011, for Stone Rise, Summit Crossing, and Trail Creek, respectively) through the reporting date.

2) We incurred loan closing costs of $616,140 on our mortgage loans, which are secured on a property-by-property basis by the three acquired multifamily communities. In addition, we paid $323,918 in loan closing costs to secure our $15.0 million revolving line of credit. These loan costs are being amortized over the lives of the respective loans, and the non-cash amortization expense is an addition to FFO in the calculation of AFFO. Neither we nor Preferred Apartment Communities Operating Partnership, L.P., our Operating Partnership, have any recourse liability in connection with any of the mortgage loans, nor do we have any cross-collateralization arrangements with respect to these assets, other than in connection with our revolving line of credit.

3) We receive loan fees and loan commitment fees in conjunction with the origination of certain real estate loans. These fees are then recognized as revenue over the lives of the applicable loans as adjustments of yield using the effective interest method. The total fees received, after the payment of acquisition fees to Preferred Apartment Advisors, LLC, our Manager, are additive adjustments in the calculation of AFFO. Correspondingly, the non-cash income recognized under the effective interest method is a deduction in the calculation of AFFO.

4) We deduct from FFO normally recurring capital expenditures that are necessary to maintain the communities' revenue streams. Excluded from the calculation of AFFO are non-recurring capital expenditures of $13,861 and $43,572 for the three-month periods ended December 31, 2012 and 2011, respectively.

See Definitions of Non-GAAP Measures on page 11.

Preferred Apartment Communities, Inc.
Consolidated Balance Sheets

(Unaudited)

	December 31,	
	2012	**2011**
Assets		
Real estate		
Land	$ 13,052,000	$ 13,052,000
Building and improvements	60,284,587	60,268,867
Furniture, fixtures, and equipment	8,771,346	8,392,446
Construction in progress	3,023	67,877
Gross real estate	82,110,956	81,781,190
Less: accumulated depreciation	(6,288,998)	(2,698,305)
Net real estate	75,821,958	79,082,885
Real estate loans	35,106,197	6,000,000
Total real estate and real estate loans, net	110,928,155	85,082,885
Cash and cash equivalents	2,973,509	4,548,020
Restricted cash	540,232	567,346
Notes receivable	2,450,000	-
Revolving line of credit to related party	936,827	-
Deferred interest receivable on real estate loans	718,901	-
Tenant receivables, net of allowance of $18,623 and $15,924	11,453	23,811
Deferred loan costs, net of amortization of $258,492 and $64,480	681,632	551,660
Deferred offering costs	3,347,965	1,388,421
Other assets	703,256	303,397
Total assets	$ 123,291,930	$ 92,465,540
Liabilities and equity		
Liabilities		
Mortgage notes payable	$ 55,637,000	$ 55,637,000
Accounts payable and accrued expenses	1,110,964	1,158,530
Revolving credit facility	14,801,197	-
Accrued interest payable	202,027	176,084
Dividends payable	851,484	646,916
Security deposits and prepaid rents	330,108	163,663
Other deferred income	301,575	65,446
Total liabilities	73,234,355	57,847,639
Commitments and contingencies		
Equity		
Stockholder's equity		
Series A Redeemable Preferred Stock, $0.01 par value per share; 150,000 shares authorized; 19,762 and 0 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	198	-
Common Stock, $0.01 par value per share; 400,066,666 shares authorized; 5,288,444 and 5,149,325 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	52,885	51,493
Additional paid in capital	59,412,744	43,828,030
Accumulated deficit	(9,408,253)	(9,261,623)
Total stockholders' equity	50,057,574	34,617,900
Non-controlling interest	1	1
Total equity	50,057,575	34,617,901
Total liabilities and equity	$ 123,291,930	$ 92,465,540

Preferred Apartment Communities, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Twelve months ended	
	December 31, 2012	December 31, 2011
Operating activities:		
Net loss attributable to the company	$ (146,630)	$ (8,495,424)
Reconciliation of net loss to net cash provided by (used in) operating activities:		
Depreciation expense	3,590,693	2,698,305
Amortization expense	4,605	5,540,139
Deferred fee income amortization	(87,596)	(8,887)
Deferred interest income on real estate loans	(718,901)	-
Deferred loan cost amortization	194,012	64,479
Equity compensation to executives and directors	1,251,216	238,152
Changes in operating assets and liabilities:		
Decrease (increase) in tenant receivables	12,358	(23,811)
(Increase) decrease in other assets	(71,596)	6,327
Increase in accounts payable and accrued expenses	(57,884)	340,844
Increase in accrued interest payable	25,944	161,020
Increase in security deposits	7,989	6,578
Increase in prepaid rents	158,456	238
Increase in deferred income	16,275	-
Net cash provided by operating activities	4,178,941	527,960
Investing activities:		
Investments in real estate loans	(29,072,112)	(6,000,000)
Notes receivable issued	(3,530,544)	-
Notes receivable repaid	1,080,544	-
Draw on line of credit by related party	(1,534,589)	-
Repayments of line of credit by related party	554,016	-
Acquisition fees received on real estate loans	580,814	134,333
Acquisition fees paid on real estate loans	(307,450)	(60,000)
Refund of deposit on real estate investment	-	150,000
Acquisition of properties, net	-	(87,449,341)
Additions to real estate assets - improvements	(334,401)	(458,272)
Decrease (increase) in restricted cash	27,114	(1,631)
Net cash used in investing activities	(32,536,608)	(93,684,911)
Financing activities:		
Proceeds from mortgage notes payable	-	55,637,000
Payments for mortgage loan costs	(420,279)	(616,139)
Proceeds from revolving lines of credit	16,763,853	-
Payments on revolving lines of credit	(1,962,656)	(200,000)
Payments on non-revolving lines of credit	-	(1,240,000)
Proceeds from non-revolving lines of credit	-	434,102
Payments on note payable to related parties	-	(465,050)
Proceeds from sales of common stock, net of offering costs	-	46,117,663
Proceeds from sales of Units, net of offering costs	17,830,828	-
Common Stock dividends paid	(2,727,272)	(1,293,162)
Preferred Stock dividends paid	(370,938)	-
Payments for deferred offering costs	(2,330,380)	(691,718)
Net cash provided by financing activities	26,783,156	97,682,696
Net (decrease) increase in cash and cash equivalents	(1,574,511)	4,525,745
Cash and cash equivalents, beginning of period	4,548,020	22,275
Cash and cash equivalents, end of period	$ 2,973,509	$ 4,548,020
Supplemental cash flow information:		
Cash paid for interest	$ 2,335,033	$ 1,287,240
Supplemental disclosure of non-cash activities:		
Accrued capital expenditures	$ 27,891	$ 32,486
Dividends payable - common	$ 771,616	$ 646,916
Dividends payable - preferred	$ 79,868	$ -
Accrued and payable deferred offering costs	$ 585,635	$ 701,899
Reclass of offering costs from deferred asset to equity	$ 67,346	$ -
Reclass deferred offering cost to receivable from dealer manager	$ 234,679	$ -
Other net non-cash property assets acquired	$ -	$ 599,341

Real Estate Loans

The following table presents details of our real estate loan portfolio as of December 31, 2012:

Project/Property [1]	Location	Total units upon completion	Loan balance at December 31, 2012	Total loan commitments	Purchase option window Begin	End	Purchase option price
Trail II	Hampton, VA	96	$ 6,000,000	$ 6,000,000	4/1/2014	6/30/2014	$ 17,825,600
Summit II	Suburban Atlanta, GA	140	6,103,027	6,103,027	10/1/2014	2/28/2015	19,254,155
Crosstown Walk [2]	Suburban Tampa, FL	N/A	4,647,383	4,685,000	N/A	N/A	N/A
City Park	Charlotte, NC	284	6,029,684	10,000,000	11/1/2015	3/31/2016	30,945,845
City Vista	Pittsburgh, PA	272	7,262,343	12,153,000	2/1/2016	5/31/2016	43,560,271
Madison - Rome [3]	Rome, GA	-	5,063,760	5,360,042	N/A	N/A	N/A
		792	$ 35,106,197	$ 44,301,069			

[1] All loans are mezzanine loans pertaining to developments of multifamily communities, except as otherwise indicated.

[2] Crosstown Walk is a land acquisition bridge loan with no purchase option; the planned 342 units are therefore excluded.

[3] Madison-Rome is a mezzanine loan for a planned 88,351 square foot retail development project.

Capital Expenditures

We regularly incur capital expenditures related to our owned properties. Capital expenditures may be nonrecurring and discretionary, as part of a strategic plan intended to increase a property's value and corresponding revenue-generating ability, or may be normally recurring and necessary to maintain the income streams and present value of a property. Certain capital expenditures may be budgeted and reserved for upon acquiring a property as initial expenditures necessary to bring a property up to our standards or to add features or amenities that we believe make the property a compelling value to prospective residents in its individual market. These budgeted nonrecurring capital expenditures in connection with an acquisition are funded from the capital source(s) for the acquisition and are not dependent upon subsequent property operational cash flows for funding.

For the three-month period ended December 31, 2012, our capital expenditures were:

	Summit	Trail	Rise	Total
Nonrecurring capital expenditures:				
Budgeted at property acquisition	$ -	$ -	$ -	$ -
Other nonrecurring capital expenditures	-	10,872	2,989	13,861
Total nonrecurring capital expenditures	-	10,872	2,989	13,861
Normally recurring capital expenditures	11,734	10,706	8,366	30,806
Total capital expenditures	$ 11,734	$ 21,578	$ 11,355	$ 44,667

Physical and Average Economic Occupancy

As of December 31, 2012, our aggregate physical occupancy was 93.1%. For the three-month period ended December 31, 2012, our average monthly economic occupancy was 93.2% and our average physical occupancy was 95.7%. We define physical occupancy as the number of units occupied divided by total apartment units. We calculate average economic occupancy by dividing gross potential rent less vacancy losses, model expenses, bad debt expenses and concessions by gross potential rent.

Definitions of Non-GAAP Measures

Funds From Operations Attributable to Common Stockholders ("FFO")

Analysts, managers, and investors have, since the first real estate investment trusts were created, made certain adjustments to reported net income amounts under U.S. GAAP in order to better assess these vehicles' liquidity and cash flows. FFO is one of the most commonly utilized Non-GAAP measures currently in practice. In its 2002 *"White Paper on Funds From Operations",* which was most recently revised in 2012, the National Association of Real Estate Investment Trusts, or NAREIT, standardized the definition of how Net income/loss should be adjusted to arrive at FFO, in the interests of uniformity and comparability. The NAREIT definition of FFO (and the one reported by the Company) is:

> Net income/loss:
> - Excluding impairment charges on and gains/losses from sales of depreciable property;
> - Plus depreciation and amortization of real estate assets; and
> - After adjustments for unconsolidated partnerships and joint ventures.

Not all companies necessarily utilize the standardized NAREIT definition of FFO, so caution should be taken in comparing the Company's reported FFO results to those of other companies. The Company's FFO results are comparable to the FFO results of other companies that follow the NAREIT definition of FFO and report these figures on that basis. We believe FFO is useful to investors as a supplemental gauge of our operating results. FFO is a non-GAAP measure that is reconciled to its most comparable GAAP measure, which the Company believes to be net income/loss available to common stockholders.

Adjusted Funds From Operations Attributable to Common Stockholders ("AFFO")

AFFO makes further adjustments to FFO results in order to arrive at a more refined measure of operating and financial performance. There is no industry standard definition of AFFO and practice is divergent across the industry. The Company calculates AFFO as:

> FFO, plus:
> - Acquisition costs;
> - Organization costs;
> - Non-cash equity compensation to directors and executives;
> - Amortization of loan closing costs;
> - REIT establishment costs;
> - Depreciation and amortization of non-real estate assets; and
> - Net mezzanine loan fees received;
> Less:
> - Non-cash mezzanine loan interest income; and
> - Normally recurring capital expenditures.

AFFO figures reported by us may not be comparable to those reported by other companies. Investors are cautioned that AFFO excludes acquisition costs which are generally recorded in the periods in which the properties are acquired (and often preceding periods). We utilize AFFO to measure the liquidity generated by our portfolio of real estate assets. We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other real estate companies that are not as involved in ongoing acquisition activities.

AFFO is a useful supplement to, but not a substitute for, its closest GAAP-compliant measure, which we believe to be net income/loss available to common stockholders.

For further information:

Leonard A. Silverstein
President and Chief Operating Officer
Preferred Apartment Communities, Inc.
lsilverstein@pacapts.com
+1-770-818-4147



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